SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
225 Franklin Street
Boston, Massachusetts 02110

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program
Years Ended December 31, 2003 and 2002

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

[Ernst & Young LLP Boston, Massachusetts Letterhead]

Report of Independent Registered Public Accounting Firm

Retirement Plan and Salary Savings Program Committee and Plan Participants
State Street Corporation

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Boston, Massachusetts

May 11, 2004

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$—	$15,202

Investments:
Active U.S. Large Cap Core Fund	88,097,901	74,644,332
State Street Corporation ESOP Fund	351,508,127	291,216,471
Short-Term Investment Fund	74,702,347	88,319,267
Principal Preservation Fund	69,301,504	59,886,027
Daily EAFE Securities Lending Fund	34,869,846	23,279,297
Bond Market Fund	39,311,823	41,895,382
U.S. Core Opportunities Fund	68,961,035	60,183,075
Conservative Lifestyle Fund	9,022,535	7,001,916
Moderate Lifestyle Fund	14,928,346	10,522,187
Aggressive Lifestyle Fund	20,917,650	13,812,017
Russell 2000 Index Securities Lending Fund	35,716,940	14,395,542
S&P Midcap Index Fund	52,203,370	32,440,846
S&P 500 Flagship Fund	51,671,860	27,274,253
Self Managed Brokerage Accounts	17,986,496	14,841,409
Participant loans	19,306,199	20,867,147
Total investments	948,505,979	780,579,168

Contributions receivable	3,453,294	—
Accrued income	3,763,600	2,054,425
Total assets	955,722,873	782,648,795

Liabilities
Other liabilities	1,238,564	3,351,989

Net assets available for benefits	$954,484,309	$779,296,806

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002

Additions
Contributions:
Participants	$62,609,581	$61,060,105
Employer	19,569,709	20,087,124
Rollovers	23,678,875	5,815,710
	105,858,165	86,962,939
Net appreciation in fair value of investments	182,340,032	—
Interest and dividend income	10,490,112	9,673,360
Transfer in of participant loans (Note 1)	1,168,046	—
Total additions	299,856,355	96,636,299

Deductions
Benefits paid directly to participants	123,685,887	41,975,603
Net depreciation in fair value of investments	—	157,990,648
Administrative expenses	982,965	646,808
Total deductions	124,668,852	200,613,059

Net increase (decrease)	175,187,503	(103,976,760)

Net assets available for benefits at beginning of year	779,296,806	883,273,566

Net assets available for benefits at end of year	$954,484,309	$779,296,806

See accompanying notes.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees of State Street Corporation and certain related companies (the Corporation) are immediately eligible to participate in the Plan, as defined in the Plan.

Plan Amendments and Other Changes

During 2003 and 2002, the following amendments and changes were made to the Plan:

•             Effective January 1, 2003, pursuant to an agreement between the Corporation and U.S. Bancorp, participants are allowed to rollover their loan balance to the U.S. Bank’s 401(k) Plan.

•             Effective January 1, 2003, the Plan was amended to comply with the minimum distribution rules enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

•             Effective February 1, 2003, certain former employees of Deutsche Bank who became employees of the Corporation were granted service credit for years of service rendered to their former employer. Participants were permitted to transfer their loan balances to the Plan from the Deutsche Bank 401(k) Plan. Total loans in the amount of $1,168,046 were transferred to the Plan.

•             Effective February 1, 2003, the Plan was amended to include Intersec Research Corporation as an additional participating employer.

•             Effective April 1, 2003 and July 16, 2003, certain former employees of Deutsche Investment Management Americas, Inc. and Deutsche Bank Trust Company Americas, respectively, were granted service credits for years of service rendered to their previous employer.

•             Effective June 27, 2003, the Plan was amended to incorporate special provisions regarding the 2003 Voluntary Separation Program (Program). Participants who have satisfied all applicable requirements of the Program may receive their accounts in installments if at least 50 years of age and they have completed five years of service.

•             On October 23, 2003, the Plan Committee imposed a 30-day trading restriction on the Daily EAFE Fund.

•             Effective March 1, 2002, October 7, 2002, and October 22, 2002, certain former employees of Russell Fund Distributors, Inc., Atlantic Trust Company, N.A., and J. & W. Seligman & Co. Incorporated, respectively, who became employees of the Corporation were granted service credit for years of service rendered to these former employers.

•             Effective June 17, 2002, the Plan was amended to convert the Corporation Stock Fund to an Employee Stock Ownership Plan (ESOP Fund) within the Plan. The ESOP Fund has such terms and conditions consistent with Section 404(k) of the Internal Revenue Code. Participants whose accounts are invested in the ESOP Fund are able to choose to reinvest dividends in the ESOP Fund, or take quarterly distribution of the dividends in cash.

Contributions

Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 25% (15% prior to January 1, 2003) of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-deferred contribution. All employees who have completed one year of employment during which they have worked at least 1,000 hours are eligible for corporate matching contributions.

Participant contributions and matching contributions are allocated in investment funds, including the ESOP Fund, at the participant’s direction with no restrictions.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them, and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution or may elect to defer the payment of their benefits and remain in the plan, at which time the participants become nonactive.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest is paid ratably through payroll deductions. Effective June 1, 2003, participants who terminate their employment with the Corporation may elect to continue to repay their outstanding loan balance directly to the trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Corporation contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Accounts, and in the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of participant accounts in the Self Managed Brokerage Accounts is based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and ask price, whichever is more recent.

Investments in the Principal Preservation Fund are units representing investments in guaranteed investment contracts of insurance companies, which are rated AAA or AA by the major rating agencies. Investment contracts are valued at contract value. Investment contracts will normally be held to maturity and meet the fully benefit-responsive requirements of AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.

Investment contracts, in the Principal Preservation Fund, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Corporation-initiated events, such as in connection with the sale of the business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The crediting interest rate was 4.20% and 5.17% for plan years December 31, 2003 and 2002, respectively. Rates are fixed on traditional investment contracts and are reset quarterly or monthly on synthetic investment contracts. All resets have a floor of 0%. The fair value of the investment contracts at December 31, 2003 and 2002 was $78,878,722 and $70,626,109, respectively. The average yield was approximately 4.64% in 2003 and 5.51% in 2002, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2003	2002

State Street Corporation—common stock	$93,194,057	$(95,326,217)
Collective Investment Funds	86,144,754	(57,294,763)
Common stock	2,810,068	(3,872,727)
Bonds	1,060	(24,454)
Mutual funds	190,093	(1,472,487)

Net appreciation (depreciation) in fair value of investments	$182,340,032	$(157,990,648)

4. Transactions and Agreements with Parties-in-Interest

As of May 7, 2002, investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan.  Prior to that date, all costs and expenses incurred in connection with the operation of the Plan were borne by State Street Corporation, except investment management fees.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated March 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s Tax Counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and therefore, believe that the Plan is qualified and the related trust is tax exempt.

7. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2003.

Net assets available for benefits per the financial statements	$954,484,309
Amounts allocated to withdrawing participants	1,946,384

Net assets available for benefits per the Form 5500	$952,537,925

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003.

Benefits paid to participants per the financial statements	$123,685,887
Amounts allocated to withdrawing participants in 2003	1,946,384

Benefits paid to participants per the Form 5500	$125,632,271

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

8. Subsequent Event

Effective January 1, 2004, certain former employees of Princeton Financial Systems, Inc., a wholly owned subsidiary of State Street Bank & Trust Company, became employees of State Street Bank & Trust Company.  Total plan assets transferred into the Plan from Princeton Financial Systems, Inc. 401(k) Plan amounted to $4,870,275.

Supplemental Schedule

State Street Salary Savings Program

EIN No.:  04-2456637 Plan No.:  002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts:
Active U.S. Large Cap Core Fund*	5,011,543 units of participation	$88,097,901
State Street Corporation ESOP Fund*	6,749,389 units of participation	351,508,127
Short-Term Investment Fund*	74,702,347 units of participation	74,702,347

Principal Preservation Fund:
Bank of America	2000 Stable Fixed Income Fund, 6.20%; matures 2/15/09	1,062,494
Bank of America	2000 Stable Fixed Income Fund, 5.45%; (SSgA Daily Mortgage Fund)	1,345,198
Cassietes Depots	2002 Stable Fixed Income Fund, 5.01%; matures February 2007	761,238
General Electric Capital Assurance	2000 Stable Fixed Income Fund, 6.71%; matures 3/31/05	1,212,302
General Electric Capital Assurance	2001 Stable Fixed Income Fund, 5.79%; matures 12/30/04, 6/30/05, 12/29/05	2,309,837
General Electric Capital Assurance	2003 Stable Fixed Income Fund, 3.64%; matures 6/15/05, 3/15/07, 9/15/07, 12/15/07	3,092,797
Hartford Life Insurance Co.	2001 Stable Fixed Income Fund, 5.85%; matures 9/30/04, 12/30/04, 6/30/05	2,318,963

State Street Salary Savings Program

EIN No.:  04-2456637 Plan No.:  002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Hartford Life Insurance Co.	2001 Stable Fixed Income Fund, 5.58%; matures 9/30/04, 12/30/04, 9/30/05	$1,427,593
Jackson National Life Insurance Co.	2000 Stable Fixed Income Fund, 7.06%; matures 3/31/04, 6/30/04	2,069,786
John Hancock Mutual Life Insurance Co.	2000 Stable Fixed Income Fund, 7.68%; matures 6/30/04, 9/30/04	2,153,548
Metropolitan Life Insurance Co.	2001 Stable Fixed Income Fund, 4.65%; matures 3/31/05, 6/29/06	1,096,800
Metropolitan Life Insurance Co.	2002 Stable Fixed Income Fund, 5.42%; matures 6/15/04, 3/15/05, 12/15/05, 9/15/06	2,185,702
Metropolitan Life Insurance Co.	2002 Stable Fixed Income Fund, 4.13%; matures 3/15/04, 3/15/06, 3/15/07	2,114,476
Monumental Life Insurance Co.	1999 Stable Fixed Income Fund, 4.98%	1,302,549
Monumental Life Insurance Co.	2000 Stable Fixed Income Fund, 7.95%; matures 3/31/04	651,770
Monumental Life Insurance Co.	2000 Stable Fixed Income Fund, 4.23%	1,041,379
Monumental Life Insurance Co.	2001 Stable Fixed Income Fund, 4.69%; matures 9/29/05, 6/29/06	1,104,482
Monumental Life Insurance Co.	2001 Stable Fixed Income Fund, 5.17%; matures 6/30/05, 12/29/05, 9/28/06	1,239,872
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund, 3.76%; matures August 2009	1,004,219
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund, 3.19%; matures August 2008	2,001,642
Monumental Life Insurance Co.	2003 Stable Fixed Income Fund, 4.39%; matures October 2014	1,429,878

Identity of Issue	Description of Investment	Current Value

New York Life Insurance Co.	2003 Stable Fixed Income Fund, 2.76%; matures 3/31/05, 12/31/07, 3/31/08	$2,021,689
New York Life Insurance Co.	2003 Stable Fixed Income Fund, 2.10%; matures 9/30/04, 3/31/06, 9/28/07	2,522,530
The Principal Financial Group	2000 Stable Fixed Income Fund, 7.47%; matures 3/31/04	632,229
The Principal Financial Group	2001 Stable Fixed Income Fund, 4.95%; matures 9/28/05, 12/29/05, 3/30/06	2,776,988
The Principal Financial Group	2003 Stable Fixed Income Fund, 3.02%; matures 6/30/05, 9/29/06, 3/30/07	3,570,407
Protective Life Insurance Co.	2002 Stable Fixed Income Fund, 3.94%; matures 9/15/05, 9/15/06, 6/15/07	3,652,140
Protective Life Insurance Co.	2003 Stable Fixed Income Fund, 3.31%; matures 6/30/06, 12/29/06, 9/28/07, 12/31/07	3,581,272
Raiffeisen-Boerenleenbank B.A.	2002 Stable Fixed Income Fund, 4.91% (SSgA Daily Mortgage Fund)	1,111,664
Raiffeisen-Boerenleenbank B.A.	2002 Stable Fixed Income Fund, 5.50%; matures October 2010	665,454
Raiffeisen-Boerenleenbank B.A.	2002 Stable Fixed Income Fund, 5.45%; matures September 2009	1,393,430
Travelers Life Insurance Co.	2002 Stable Fixed Income Fund, 4.81%; matures 6/15/05, 6/15/06, 12/15/06	1,607,549
Travelers Life Insurance Co.	2003 Stable Fixed Income Fund, 2.78%; matures 12/31/04, 9/29/06, 3/31/07	3,048,849
Travelers Life Insurance Co.	2003 Stable Fixed Income Fund, 2.30%; matures 6/30/05, 6/30/06, 6/29/07	2,525,674

Identity of Issue	Description of Investment	Current Value

Union Bank of Switzerland	2001 Stable Fixed Income Fund, 4.32%; matures September 2005	$2,007,070
Union Bank of Switzerland	2002 Stable Fixed Income Fund, 2.80%; matures December 2006	1,514,649
United of Omaha Life Insurance Company	2002 Stable Fixed Income Fund, 5.16%; matures 9/15/05, 12/15/06	1,080,967
United of Omaha Life Insurance Company	2002 Stable Fixed Income Fund, 4.51%; matures 3/15/05, 3/15/06, 12/15/06	2,662,418

Total Principal Preservation Fund		69,301,504

Daily EAFE Securities Lending Fund*	2,844,893 units of participation	34,869,846
Bond Market Fund*	1,750,305 units of participation	39,311,823
U.S. Core Opportunities Fund*	7,632,655 units of participation	68,961,035
Conservative Lifestyle Fund*	373,092 units of participation	9,022,535
Moderate Lifestyle Fund*	380,952 units of participation	14,928,346
Aggressive Lifestyle Fund*	716,074 units of participation	20,917,650
Russell 2000 Index Securities Lending Fund*	2,040,035 units of participation	35,716,940
S&P Midcap Index Fund*	2,683,564 units of participation	52,203,370
S&P 500 Flagship Fund*	259,100 units of participation	51,671,860
Self Managed Brokerage Accounts		17,986,496
Participant loans*	4.75% to 10.50%	19,306,199

		$948,505,979

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary Savings Program Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 23, 2004	By:	/s/ Pamela D. Gormley
Pamela D. Gormley Executive Vice President and Corporate Controller